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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

Merck & Co., Inc.
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   (Last)                            (First)              (Middle)

                       One Merck Drive
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                                    (Street)

   Whitehouse Station,         NJ                                     08889
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

           05/10/01
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Rosetta Inpharmatics, Inc.  (Symbol NASDAQ:  RSTA)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

     See attached
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6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

NOTE: POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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


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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

NOTE: POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
     CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                          (Over)

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FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Option (contingent         (see      (see                                  (see          $18.00 in      D
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right to buy) (see below)   below)    below)        Common Stock           below)         cash
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
Explanation of Responses:

         This Initial Statement of Beneficial Ownership on Form 3 (this "Form 3") is being filed by Merck & Co., Inc., a New Jersey corporation ("Merck"). On May 10, 2001, Merck, Rosetta Inpharmatics, Inc., a Delaware corporation ("Rosetta") and Coho Acquisition Corp., a Delaware Corporation, a wholly-owned subsidiary of Merck ("Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Merger Sub with Rosetta (the "Merger"). In connection with the Merger Agreement, on May 10, 2001, Merck, Rosetta and certain stockholders of Rosetta (collectively, the "Stockholders"), who together beneficially owned 9,631,035 shares of Rosetta's common stock at such time, entered into simultaneous Voting and Stock Option Agreements (the "Voting Agreements"), dated as of May 10, 2001.

     (1) Pursuant to the Voting Agreements, each of the Stockholders, among other things, (i) agreed to vote all of their shares in favor of the Merger Agreement, and (ii) granted Merck an irrevocable proxy to vote his or her shares in favor of the Merger Agreement and the Merger.

     (2) Pursuant to the Voting Agreements, each of the Stockholders agreed, among other things, to grant Merck an option ("Option") to purchase the shares of common stock beneficially owned by the Stockholders as of May 10, 2001 and any shares beneficially owned or acquired by such Stockholder after that date, contingent upon the termination of the Merger Agreement. Merck may not exercise the Option until the termination of the Merger Agreement and then only under certain circumstances.

          As of May 10, 2001, there are 9,631,035 currently outstanding shares of Rosetta common stock (approximately 29.9% of Rosetta's outstanding common stock) subject to the Option. In addition, the Stockholders collectively hold options to acquire an additional 974,833 shares of Rosetta's common stock as of May 10, 2001, not all of which are currently exercisable, and any such shares of Rosetta's common stock acquired by a Stockholder upon exercise of stock options will be subject to the terms of the Voting Agreements and will be acquired by Merck upon exercise of the Option.

         The foregoing is only a summary of certain provisions of the Voting Agreements. A copy of the form of the Voting Agreements has been filed as an exhibit to Merck's Schedule 13D filed with respect to Rosetta on the date hereof.

 /s/ Celia A. Colbert                May 21, 2001
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**SIGNATURE OF REPORTING PERSON      DATE
  CELIA A. COLBERT
  VICE PRESIDENT
  ASSISTANT GENERAL COUNSEL, on behalf of
  MERCK & CO., INC.

** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE
   FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see instruction 6 for procedure.